EXHIBIT 1

OI S.A.

(NEW NAME OF BRASIL TELECOM S.A.)

Publicly-Held Company

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

GENERAL MEETING OF DEBENTURE HOLDERS OF THE 8TH ISSUANCE OF DEBENTURES OF OI S.A., HELD ON DECEMBER 30, 2015.

DATE, TIME AND PLACE: On December 30, 2015 at 10:00 a.m., at the headquarters of Oi S.A. (the “Issuer” or the “Company”), located at Rua do Lavradio, No. 71, Centro, in the City and State of Rio de Janeiro, Postal Code 20230-070.

CALL NOTICE: The call was issued by notice to all Debenture Holders representing 100% of the outstanding debentures of the 8th Issuance of Non-Convertible Unsecured Debentures, in One Series, for Public Distribution with Restricted Placement Efforts (“8th Issuance” and “Debentures”) of the Issuer, in accordance with Law No. 6,406/76, articles 71, § 2, and 124, § 4.

CHAIR: Fabiana Landi – President; Marcelo Takeshi Yano de Andrade – Secretary.

ATTENDANCE: (i) Debenture Holders representing 100% of the outstanding Debentures; (ii) representatives of the Fiduciary Agent of the Issuance; and (iii) representatives of the Issuer, as verified by the signatures on the Attendance List attached as Annex I.

AGENDA: In accordance with Article 9 of the “Deed of the Public Issuance of Non-Convertible Unsecured Debentures in One Series, for Public Distribution with Restricted Placement Efforts of the 8th Issuance of Oi S.A.”, as of December 16, 2011, and amended on December 23, 2011 and on May 12, 2015 (“Deed”), to discuss the following issues, as proposed by the Issuer, and ratified by the chair and recorded at the Issuer’s headquarters (“Proposal”):

1.	temporary waiver of calculation of the financial covenants of the ratio of total gross debt of the Issuer/EBITDA for the fourth quarter of 2015, in accordance with Clause 6.22, item XVIII(a) of the Deed. Therefore, during this period, the financial covenant based on the ratio of the total gross debt of the Issuer/EBITDA will not be calculated, it will subsequently be reinstated as the ratio of total gross debt of the Issuer to EBITDA lower than 4.50 based on the consolidated balance sheet of the Company.

2.	payment of returns by the Issuer to the Debenture Holders, only if item 1 of the Agenda above is approved, while observing the conditions agreed to between the Issuer and the Debenture Holders.

OPENING OF THE MEETING: First, the representative of the Fiduciary Agent after verifying if a quorum was present and called, declared the current Meeting to be open with Debenture Holders representing 100% of the outstanding Debentures of the 8th Issuance. After reading the Agenda, the Fiduciary Agent, suggested that the attendees elect a president to chair the meeting and a secretary to, among other, take the minutes. The Debenture Holders unanimously elected Ms. Fabiana Landi as president and Mr. Takeshi Yano de Andrade as secretary.

DECISIONS: The Debenture Holders, representing 89.23% of the outstanding Debentures approved the topics of the Agenda as described below:

•	for the fourth quarter the Company pledges to have a ratio of total net debt of Issuer/EBITDA equal or less than 6.00. For the purposes of calculating the ratio, as reviewed by the Fiduciary Agent according to Clause 6.22, item XVIII(a) of the Deed, the following shall be used: (i) Total Net Debt of the Issuer is defined as: the amount of the Total Debt after subtracting cash, cash equivalents, and financial investments registered as current and non-current assets in the consolidated balance sheets in accordance with Brazilian GAAP; and (ii) EBITDA is defined in accordance with the Deed. The Company agrees to provide the Fiduciary Agent a copy of its audited consolidated financial statements, as well as a report containing the statement of calculations of the financial indicators, in accordance with Clause 7.1, I(a) of the Deed.

•	the Company committed to grant the same benefits, even if their terms are more beneficial than the ones mentioned herein, to the Debenture Holders as may be granted to any other creditors of financial debt as of this day, in connection with receiving the requisite authorization for the waiver of the financial covenant based on the ratio of total gross debt of the Issuer/EBITDA for the fourth quarter of 2015.

Opposing votes were registered from Debenture Holders who together hold 10.77% of the outstanding Debentures, 4.26% of which from the Funds administered by Caixa Econômica Federal.

Finally, the Fiduciary Agent is hereby authorized to adopt any and all procedures necessary steps to implement the above resolution.

All terms not defined in these Meeting minutes, shall have the same meaning as defined in the Deed.

All other terms and conditions of the Deed remain applicable and were not altered by the resolutions of these minutes.

CLOSING: The minutes were read, approved, and signed by the President, the Secretary and the Debenture Holders. This is a true and correct copy of the minutes of the minutes of the Meeting of Debenture Holders of the 8th Issuance of Debentures as held on December 30, 2015 as drawn up in the Company Books.

Rio de Janeiro, December 30, 2015.

Fabiana Landi President	Marcelo Takeshi Yano de Andrade Secretary

ANNEX I

ATTENDANCE LIS

Debenture Holders:

BANCO DO BRASIL S.A. – HOLDER OF 347 DEBENTURES

Name:	Name:
Title:	Title:

CIA DE SEGUROS ALIANÇA DO BRASIL – HOLDER OF 10 DEBENTURES

Name:	Name:
Title:	Title:

BB TOP RV GIRO LP FUNDO DE INVESTIMENTO MULTIMERCADO – HOLDER OF 1 DEBENTURE

BB ATACADO MISTO FI RENDA FIXA CRÉDITO PRIVADO – HOLDER OF 8 DEBENTURES

BB PREVIDÊNCIA 2 FI RF CP – HOLDER OF 8 DEBENTURES

BB TERRA DO SOL FUNDO DE INVESTIMENTO MULTIMERCADO - HOLDER OF 1 DEBENTURE

BB TOP MULTI LP ABSOLUTO FUNDO DE INVESTIMENTO MULTIMERCADO – HOLDER OF 1 DEBENTURE

BB INSTITUCIONAL FI RENDA FIXA - HOLDER OF 2 DEBENTURES

BB TOP RF ARROJADO FI RENDA FIXA LONGO PRAZO – HOLDER OF 15 DEBENTURES

BB TOP CRÉDITO PRIVADO FI RENDA FIXA LONGO PRAZO – HOLDER OF 3 DEBENTURES

BB TOP DI FI REFERENCIADO DI LONGO PRAZO – HOLDER OF 40 DEBENTURES

BB TOP RF MODERADO FI RENDA FIXA LP – HOLDER OF 27 DEBENTURES

BRASILPREV TOP TP FUNDO DE INVESTIMENTO RENDA FIXA – HOLDER OF 10 DEBENTURES

BB ADVANTAGE 39 FI RENDA FIXA LONGO PRAZO – HOLDER OF 7 DEBENTURES

Name:	Name:
Title:	Title:

BRASILCAP CAPITALIZAÇÃO S.A. – HOLDER OF 20 DEBENTURES

Name:	Name:
Title:	Title:

CAIXA ECONÔMICA FEDERAL – HOLDER OF 1,750 DEBENTURES

Name:	Name:
Title:	Title:

FUNDO DE INVESTIMENTO CAIXA MASTER PERFORMANCE 50 RENDA FIXA LONGO PRAZO – HOLDER OF 14 DEBENTURES

FI CAIXA MODERADO 50 RF LP – HOLDER OF 28 DEBENTURES

FI CAIXA MASTER PERSONALIZADO 50 RENDA FIXA LONGO PRAZO – HOLDER OF 58 DEBENTURES

Name:	Name:
Title:	Title:

Fiduciary Agent:

OLIVEIRA TRUST DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.

Name:	Name:
Title:	Title:

Issuer:

OI S.A.

Name:	Name:
Title:	Title: